Kelly Strategic ETF Trust
7887 East Belleview Avenue, Suite 1100
Denver, Colorado 80111
November 15, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

    Re:    Kelly Strategic ETF Trust (the “Trust”)
Registration Statement on Form N-1A
File Nos. 333-258490, 811-23723

Dear Mr. Sutcliffe:

This letter sets forth responses to comments received orally pertaining to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A submitted by the Trust on October 15, 2021 for the purpose of registering shares of the Strategic E- Commerce & Logistics Sector ETF, Strategic Fintech & Digital Payments Sector ETF, Strategic Internet of Things Technology ETF, Strategic Hotel & Lodging Sector ETF, Strategic Residential & Apartment Real Estate ETF, Strategic Technology & E-Commerce Real Estate ETF, and Strategic CRISPR & Gene Editing Technology ETF (each, a “Fund” and, collectively, the “Funds”).

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement. Reference is made to the letter filed as CORRESP on October 8, 2021 to respond to comments on the initial Registration Statement of the Trust (the “Prior Letter”).

1.Please move to the Prospectus the disclosures added to the Statement of Additional Information (“SAI”) in response to Comments 1-3 of the Prior Letter.

Response: The Registration Statement has been revised accordingly.

2.If an 80% investment policy is stated multiple times with respect to any Fund, please, as a matter of best practices, state the policy the same way each time.

Response: The Registration Statement has been revised accordingly.

3.With respect to the Strategic Technology & E-Commerce Real Estate ETF, please ensure that the completed strategy disclosure will be provided sufficiently in advance of effectiveness for review.

Response: The Trust confirms that the completed strategy disclosure is being provided in Pre-Effective Amendment No. 2.

4.Please make the revision shown below, as applicable, to analogous sentences throughout the Registration Statement.
A company is eligible for inclusion in the Index ~~the Residential and Apartment Real Estate             Companies~~, if according to a public filing....

Response: The Registration Statement has been revised accordingly.

5.In the section titled “Additional Information about the Principal Risks of Investing in the Funds,” please ensure that the information in the table regarding the risks applicable to each Fund is consistent with information regarding applicable Funds accompanying the description of each risk in the statutory section of the Prospectus (see, e.g., Depositary Receipts Risk, Foreign Securities Risk and U.S. Government Securities Risk).

Response: The Registration Statement has been revised to ensure that the information in the table regarding the risks applicable to each Fund is consistent with information regarding applicable Funds accompanying the description of each risk in the statutory section of the Prospectus.

6.In the section of the SAI titled “PURCHASE AND REDEMPTION OF SHARES IN CREATION UNITS – Acceptance of Orders of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creation units. In proposing Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

Response: The Registration Statement has been revised to align the disclosure with the Commission’s position that the suspension of the issuance of right to reject creation units orders be limited in nature. The Trust notes that the referenced disclosure does not relate to a general suspension of the issuance of creation units; rather, it relates to circumstances when individual creation unit orders can be rejected based on the individual facts and circumstances of a particular order. The Trust confirms that the rejection of a purchase order would generally only be exercised in extraordinary circumstances, which the Trust does not believe will undermine the arbitrage mechanism.

7.Please provide the required information in the SAI regarding the Trust’s Trustees sufficiently in advance of effectiveness for review.

Response: The Trust confirms that the required disclosure regarding the Trustees is being provided in Pre-Effective Amendment No. 2.

8.Please revise the Index methodologies, in accordance with the comments provided, and provide a revised draft of the methodology for each Index.

Response: The staff comments have been incorporated into the Index methodologies, as applicable, and the revised methodologies have been provided by separate email correspondence.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek